UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-41516

TH International Limited

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Closing of the Business Combination and Nasdaq Listing

On September 28, 2022, TH International Limited (the “Company”) issued a press release announcing the completion of its business combination with Silver Crest Acquisition Corporation and the listing of the Company’s ordinary shares and warrants on the Nasdaq Stock Market LLC.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title

99.1	Press Release, dated September 28, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TH International Limited

Date: September 28, 2022	/s/ Yongchen Lu
Yongchen Lu
Chief Executive Officer